UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2011
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
Name:	Jinsheng Ren
Title:	Chief Executive Officer

DATE: January 14, 2011

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP ANNOUNCES RESIGNATION OF CFO FRANK ZHAO
Company Names Mr. Yushan Wan as Acting CFO
Nanjing, China, January 13, 2011 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced the resignation of chief financial officer Mr. Frank Zhao for personal reasons, effective January 15, 2011. Simcere’s Board of Directors has appointed Mr. Yushan Wan, Simcere’s corporate controller, as acting chief financial officer as of the effective date.
“Frank has been a valuable member of our management team and we wish him all the best in his future endeavors,” said Mr. Jinsheng Ren, chairman and chief executive officer of Simcere. “I would like to thank him for making great enhancements to our financial management and internal control systems in the past four years, as well as building strong relationships with the investment community.”
Mr. Yushan Wan joined Simcere in 2000 and has been serving as the Company‘s corporate controller since 2007. Mr. Wan has a bachelor’s degree in biochemistry and a master’s degree in accounting from Nanjing University and is a Chinese Certified Public Accountant.
Mr. Ren commented, “Yushan has a decade of experience working in Simcere’s financial department and was most recently our corporate controller. I am confident that with his support we will have a smooth transition ahead of the appointment of a new CFO.”
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China. In recent years, Simcere has been focusing its strategy on the development of innovative pharmaceuticals and first-to-market generics. The Company has introduced an innovative anti-cancer medication Endu, first-to-market generics such as Bicun and Anxin, and a first-to-market medication Sinofuan. Simcere manufactures and sells drugs in the oncological, cardiovascular, anti-inflammatory and anti-infection therapeutical areas. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence or mortality rates and for which there is a clear demand for more effective pharmacotherapy including cancer and cardiovascular, cerebrovascular, inflammatory and infectious diseases. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contacts:
Email: ir@simcere.com

In Nanjing:	In the United States:
Yehong Zhang	Kate Tellier
President	Brunswick Group
Simcere Pharmaceutical Group	Tel: +1 212 333 3810
Tel: +86 25 8556 6666 ext 8811

In Beijing:	In Hong Kong:
Ruirui Jiang	Joseph Lo Chi-Lun
Brunswick Group	Brunswick Group
Tel: +86 10 6566 2256	Tel: +852 3512 5000

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